Exhibit 99.2

Q3 2O22 Earnings Report

Enric Asunción Jordi Lainz Masud Rabbani Matt Tractenberg Co-Founder & Chief Chief Financial Officer Chief Business Officer VP, Investor Relations Executive Officer Q3 2O22 EARNINGS REPORT 2

Disclaimer Certain statements made on today’s call are forward-looking, that may be subject to risks and uncertainties relating to future events and/or the future financial performance of the company. Actual results could differ materially from those anticipated. The risk factors that may affect results are detailed in the company’s most recent public filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the 6-month period ended June 30, 2022, which can be found on our website at investors.wallbox.com and on the SEC website at www.sec.gov. We will be presenting unaudited financial statements in IFRS format that reflect management’s best assessment of actual results. Also, please note that we use certain non-IFRS financial measures on this call and reconciliations of these measures are included in the presentation posted on the Investor section of our website. 3

Forward-Looking Statements This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this presentation other than statements of historical fact should be considered forward-looking statements, including, without limitation, statements regarding Wallbox’s future operating results and financial position, business strategy and plans, market growth and objectives for future operations. The words “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “”target,” will,” “would” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Wallbox’s history of operating losses as an early stage company; the adoption and demand for electric vehicles including the success of alternative fuels, changes to rebates, tax credits and the impact of government incentives; Wallbox’s ability to successfully manage its growth; the accuracy of Wallbox’s forecasts and projections including those regarding its market opportunity; competition; risks related to health pandemics including those of COVID-19; losses or disruptions in Wallbox’s supply or manufacturing partners; impacts resulting from the conflict between Russia and Ukraine; risks related to macro-economic conditions and inflation; Wallbox’s reliance on the third-parties outside of its control; risks related to Wallbox’s technology, intellectual property and infrastructure; as well as the other important factors discussed under the caption “Risk Factors” in Wallbox’s Post-Effective Amendment No. 3 to Wallbox’s Registration Statement on Form F-1 (File No. 333-260652) filed on September 28, 2022, as such factors may be updated from time to time in its other filings with the Securities and Exchange Commission (the “SEC”), accessible on the SEC’s website at www.sec.gov and the Investors Relations section of Wallbox’s website at investors.wallbox.com. Any such forward-looking statements represent management’s estimates as of the date of this presentation. Any forward-looking statement that Wallbox makes in this presentation speaks only as of the date of such statement. Except as required by law, Wallbox disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise. 4

EARNINGS REPORT What We’ll Cover Today Third Quarter Highlights Current Market Overview Fast Charging Portfolio • Supernova • Hypernova Partnerships • How We Approach Partnerships • New Partners • Why Partners Select Wallbox Detailed Review of Financial Results Guidance for Fourth Quarter and Full Year 2022 Q&A

Overview Q3 HIGHLIGHTS MARKET SHARE* A comprehensive Designed and charging portfolio manufactured in-house • Home charging • New facilities in North America, with others in • Semi-public AC Asia and Europe 15% EXPECTED • Bidirectional • Production capacity of over 1M units annually • Public fast charging products • High quality, innovative and flexible • Well-positioned for partnerships 19% ACTUAL 140% 41.4% YOY Revenue Growth Gross Margin * European share calculated by company from EV and PHEV deliveries. As of 9/30/22 6

Sales Q3 HIGHLIGHTS Growth + + + + + 535% 27O% 16O% 13O% 125% N.A. FRANCE BELGIUM NETHERLANDS SPAIN ITALY + Progress in AsiaPac & LATAM (both of which are early in EV transition) As compared to Q3, 2021 7

Geographic Q3 HIGHLIGHTS Mix—Sales 71% 22% EUROPE U.S. 5% APAC 2% LATAM 8

Portfolio Q3 HIGHLIGHTS Breakout 12% SOFTWARE & SERVICES 83% 5% HOME CHARGING FAST CHARGING As of 9/30/22 9

Portfolio Q3 HIGHLIGHTS Breakout 12% SOFTWARE & 4O% SERVICES 2O% (FUTURE) 83% 5% HOME CHARGING FAST 4O% CHARGING 10

Gross Q3 HIGHLIGHTS Margin stable pricing % 41.4 cost control of key components recent acquisitions 11

Geographic Q3 HIGHLIGHTS Mix—Units 70% 23% EUROPE N.A. 67,OOO 2% 5% LATAM APAC As of 9/30/22 12

CURRENT MARKET Business Environment EV demand is stronger than anyone ever imagined, and we are poised to lead U.S., is now the world’s Wallbox set to be one of Our unique manufacturing second largest country for few hardware vendors that model offers efficiency, EVs, and our business here meet NEVI manufacturing flexibility and nimbleness; continues to grow at a and performance a highly verticalized supply staggering pace. requirements. Early chain strategy, global Subsidized by both the investment in infrastructure operation and global NEVI program and Inflation has set us ahead of the distribution footprint Reduction Act curve. 13

Current market business environment ares a leading supplier pcbs faster innovation times cost savings securing a critical component 14

Current market business environment coil a leading north American installer network pairs with our in-house capabilities for a unique, reliable and efficient solution 15

CURRENT MARKET BUSINESS ENVIRONMENT EMC CHAMBER IN-house Testing & Certification Only Private chamber in Southern Europe Avoid time loss: which is costly to bottom line and competitive advantage Allows for fasr iteration and problem solving, along with fast production cycles 16

Please see event video at Investors.Wallbox.com

FAST CHARGING Supernova The next generation DC fast charger â‰^50 Customers 32+ Countries Several thousand units* In pipeline Reliable Performance & Competitive Pricing * Excluding Iberdrola LOI. As of 9/30/22 18

FAST CHARGING Hypernova The next generation DC fast charger Ability to reach 400kW Highly Reliable Low TCO Expected in 2O23 As of 9/30/22 19

PARTNERSHIPS Fisker

PARTNERSHIPS First-of-its-kind Energy Community U.S. Departemtn of Energy wallbox sunpower

PARTNERSHIPS BestBuy

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PARTNERSHIPS The Uber Partnership Uber, Fisker, Nissan—these global companies want to work with partners who consistently provide high-quality products, on time, and as part of a comprehensive solution. That’s what we offer. 24

PARTNERSHIPS The BeCharge Partnership Undertaking a massive infrastructure upgrade; replacing AC chargers, many at high-end shopping malls, with split charge 60kW Supernova, where both guns can operate independently at 30kW The total number delivered to this customer could exceed a thousand next year 25

PARTNERSHIPS The EDF Partnership Our participation in their residential program is expected to drive orders for more than 10,000 AC units in 2023 A testament to our products and capabilities 26

PARTNERSHIPS And So Many More 27

Highlights FINANCIALS MORE THAN 113 Countries RESILIENT SALES OF Gross Margins 44.1M 140% increase DEBT OF 36M Euro CASH OF 87M Euro As of 9/30/22 28

Q3 FINANCIALS1 Overview GROSS MARGIN EBITDA2 CASH & EQUIVALENTS 41.4% (20.7M) 87M Continues to Down slightly on Prepared for be resilient a sequential basis investment & growth 1. All figures shown are in € 29 2. See definitions on slide 44. 29

Q3 FINANCIALS1 Overview GROSS MARGIN EBITDA2 CASH & EQUIVALENTS 41.4% (20.7M) 87M Continues to Down slightly on Prepared for be resilient a sequential basis investment & growth 1. All figures shown are in € 30 2. See definitions on slide 44. 30

Q3 HIGHLIGHTS[1]

Inventories of 86M

INVENTORY BREAKOUT



ARES
AC PRODUCT SUPPORT
SUPERNOVA
INVENTORY MIX
SHARED ACROSS PORTFOLIO
OTHER
RAW MATERIAL
INVENTORY MIX
FINISHED GOODS

1. All figures shown are in €

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Recent FINANCIALS Strategic Investments A new factory in the U.S Acceleration of Hypernova to market A robust supply chain for Supernova 32

Grant Q3 HIGHLIGHTS Awarded 5M€ Next Gen EU, designed to cultivate innovation in Europe, has awarded Wallbox almost 5M€ to further develop fast charging technologies 33

Q3 FINANCIALS1 Debt 36M LONG-TER DEBT2 incorporates assumed debt from recent acquisitions and other additional facilities. figures shown are in € 34 of 9/30/22. 34

SUMMARY & LOOKING FORWARD EV Expectations 3.2M ORIGINAL EXPECTATION OF EUROPEAN EV DELIVERIES 2.6M MARKET FORCASTS ADJUSTED DOWN BY 20% 35

SUMMARY & LOOKING FORWARD 2O22 European EV Deliveries* vs Wallbox European Sales 180% 160% 140% 120% -2O% 100% 1O 80% EXPECTED 2022 YEAR- 60% OVER-YEAR DELIVERY 40% GROWTH RATES IN EUROPE 20% 0% Q4 2021 Q1 2022 Q2 2022 Q3 2022 -20% EV Delivery Growth Wallbox European Growth 36 *Deliveries of both EV & PHEV 36

SUMMARY & LOOKING FORWARD Clear Outperformance VS EUROPEAN EV DELIVERY GROWTH 124% WALLBOX’S ACTUAL SALES GROWTH RATE* 37 * Average of trailing four quarters European sales growth 37

SUMMARY & LOOKING FORWARD AND ONLY 3% OF THE CHARGING INFRASTRUCTURE NEEDED TO KEEP ALL THE EVS MOVING IN 2030 IS INSTALLED TODAY 38

SUMMARY & LOOKING FORWARD 1B€ OF SALES EXPECTED IN 2O25 39

Our Outlook



42-52M€ FOURTH QUARTER PROJECTION

60-100% PROJECTED YOY GROWTH RATE

40% Q4 GROSS MARGINS

154-164M€ FULL YEAR 2022 REVENUE

115-130% ANNUAL GROWTH RATE

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ident in our ability to business plan and mmitments o continues d expand. ng model is be a key each is enabling us to forge key partnerships 41

N O V 2 O 2 2 Q3 Earnings Report

Reconciliations UN A UD I T ED , I N € 0 0 0 S For the Quarter Ended, September 30, 2022 Operating Loss € (29,889) Amortization and depreciation 4,059 Other income (1,082) EBITDA € (26,912) Employee Stock Option Plan (6,244) One-off Expenses 0 Adjusted EBITDA1 €. (20,668) 1.See slide 47 for definitions 43

Definitions and Disclosures 2O22 1 We define Adjusted EBITDA as loss for the period before income tax credit, amortization and depreciation, financial income, S interest expense, fair value adjustment of convertible bonds, changes in fair value of derivative warrant liabilities, foreign ON I exchange gains and (losses), share based payment plan expenses, other exceptional or non-recurring items, and all other T I N income and expenses related to special operations. I F DE 2 Operating loss consists of Wallbox’s revenue and other income less changes in inventories and raw materials and consumables used, employee benefits, other operating expenses and amortization and depreciation. 3 Wallbox’s revenue consists of retail sales of charging solutions for EVs, which includes electronic chargers and other services. 4 Gross Margin is defined as revenue less changes in inventory, raw materials and other consumables used. 44